                                                     File No. 074-






                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549




                           FORM U-9C-3

                         QUARTERLY REPORT


               For the quarter ended June 30, 1997


 Filed Pursuant to Rule 58 of the Public Utility Holding Company
                           Act of 1935






                                by
              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

              AMERICAN ELECTRIC POWER COMPANY, INC.
                           FORM U-9C-3
               For the Quarter Ended June 30, 1997
                             CONTENTS

                                                            Page
ITEM 1 - Organization Chart                                   1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                1

ITEM 3 - Associated Transactions                              2

ITEM 4 - Summary of Aggregate Investment                      3

ITEM 5 - Other Investments                                    3

ITEM 6 - Financial Statements and Exhibits                    4
         Statements of Income                                 5
         Balance Sheet                                        6
         Exhibits                                             7
/TABLE

ITEM 1 - ORGANIZATION CHART
Name                         Energy or                                           Percentage
of Reporting                 gas-related     Date of             State of        Of Voting         Nature of
Company                      Company         Organization        Organization    Securities Held   Business
AEP Energy Services,         Energy          September 24, 1996  Ohio            100%              To broker and market
    Inc. (AEPES)                                                                                   Energy commodities





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
                       (in thousands)                                                             (in thousands)
AEPES        Short-term                                          Variance          Part of
             Debt          $1,925        Issue         N/A       Financial         AEP System         $1,925
                                                                 Institutions      Joint Credit
                                                                                   Facility


CAPITAL CONTRIBUTIONS:
Company                                   Company                     Amount
Contributing                              Receiving                   of
Capital                                   Capital                     Capital Contribution
                                                                          (in thousands)
American Electric Power Company, Inc.     AEPES                               $1,000

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies
Reporting      Associate
Company        Company       Types of      Direct       Indirect                  Total
Rendering      Receiving     Services      Costs        Costs       Cost          Amount
Services       Services      Rendered      Charged      Charged     of Capital    Billed
NONE



Part II -- Transactions performed by associate companies on behalf of reporting companies
Associate                          Reporting
Company                            Company       Types of                      Direct    Indirect               Total
Rendering                          Receiving     Services                      Costs     Costs     Cost         Amount
Services                           Services      Rendered                      Charged   Charged   of Capital   Billed
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES         Administrative and Marketing   $1,638     $406        $ -       $2,044
Kentucky Power Company             AEPES         Marketing                           2        3          -            5
Ohio Power Company                 AEPES         Marketing                          12       13          -           25
Columbus Southern Power Company    AEPES         Marketing                          12       13          -           25
AEP Resources Engineering &
 Services Company                  AEPES         Marketing                          16        3          -           19

      Total                                                                     $1,680     $438        $ -       $2,118

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
                                                                 (in thousands)
   Total consolidated capitalization as of June 30, 1997    $10,167,125             Line 1

   Total capitalization multipled by 15%
   (line 1 multiplied by 0.15)                                1,525,069             Line 2

   Greater of $50 million or line 2                                     $1,525,069  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                    28,525
          Total current aggregate investment                                28,525  Line 4

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                 $1,496,544  Line 5
Investments in gas-related companies:
   NONE




ITEM 5 - OTHER INVESTMENTS
Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
     List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Statements of Income - filed under confidential treatment pursuant to Rule 104(b).

     Balance Sheet - filed under confidential treatment pursuant to Rule 104(b).

Exhibits:
1.   Service Agreements between AEP Energy Services, Inc. and Appalachian Power Company,
     Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power
     Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company,
     respectively.

2.   Copies of other contracts required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

3.   Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana and Michigan State
     Commissions.  - NOT APPLICABLE.


                            SIGNATURE





     The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                   AMERICAN ELECTRIC POWER COMPANY, INC.

                                      By       /s/ G.P. Maloney
                                                  G.P. Maloney
                                                 Vice President







August 27, 1997

                        AGREEMENT BETWEEN

                  INDIANA MICHIGAN POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of September 27, 1996 by and between INDIANA MICHIGAN POWER COMPANY, a corporation organized under the laws of the State of Indiana (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services"); provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by

Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend

Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   INDIANA MICHIGAN POWER COMPANY


                                   By: ____________________
                                   G.P. Maloney, Vice President


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   G.P. Maloney, Vice President

                        AGREEMENT BETWEEN

                 COLUMBUS SOUTHERN POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of September 27, 1996 by and between COLUMBUS SOUTHERN POWER COMPANY, a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services");

provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating

Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   COLUMBUS SOUTHERN POWER COMPANY


                                   By: ____________________
                                   A.A. Pena, Treasurer


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   A.A. Pena, Treasurer

                        AGREEMENT BETWEEN

                     KINGSPORT POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of September 27, 1996 by and between KINGSPORT POWER COMPANY, a corporation organized under the laws of the State of Tennessee (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services");

provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating

Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   KINGSPORT POWER COMPANY


                                   By: ____________________
                                   A.A. Pena, Treasurer


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   A.A. Pena, Treasurer

                        AGREEMENT BETWEEN

                      WHEELING POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of January 9, 1997 by and between WHEELING POWER COMPANY, a corporation organized under the laws of the State of West Virginia (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services");

provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating

Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   WHEELING POWER COMPANY


                                   By: ____________________
                                   A.A. Pena, Treasurer


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   A.A. Pena, Treasurer

                        AGREEMENT BETWEEN

                      KENTUCKY POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of September 27, 1996 by and between KENTUCKY POWER COMPANY, a corporation organized under the laws of the Commonwealth of Kentucky (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services");

provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating

Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   KENTUCKY POWER COMPANY


                                   By: ____________________
                                   A.A. Pena, Treasurer


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   A.A. Pena, Treasurer

                        AGREEMENT BETWEEN

                        OHIO POWER COMPANY
                               and
                    AEP ENERGY SOLUTIONS, INC.


     THIS AGREEMENT, made and entered into as of September 27, 1996 by and between OHIO POWER COMPANY, a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Operating Company") and AEP ENERGY SOLUTIONS, INC., a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").
                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (hereinafter called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsidiary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and

     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services");

provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such performance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those governmental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and control of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax withholding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular transaction, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Company in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be provided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Company from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such services, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event subject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or resulting from, claims or suits growing out of (I) injuries to or the death of any person, (ii) damage to or loss of any property, and/or (iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnishments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims;
(b) from the payment of any such sum or sums of money; and (c) from the payment of any penalties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Company or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (except Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor performed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on behalf of the Client Company, its employees, agents or sub-contractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liability against which it will expect to be indemnified pursuant to Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settlement of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Company, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Operating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under Article V(A), or any lien attached to the assets of Operating

Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or discharge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final and unappealable judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or discharge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obligations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the original. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                   OHIO POWER COMPANY


                                   By: ____________________
                                   A.A. Pena, Treasurer


                                   AEP ENERGY SOLUTIONS, INC.


                                   By: _____________________
                                   A.A. Pena, Treasurer

                        AGREEMENT BETWEEN

                    APPALACHIAN POWER COMPANY
                               and
                    AEP ENERGY SERVICES, INC.
              (formerly AEP ENERGY SOLUTIONS, INC.)



     THIS AGREEMENT, made and entered into as of March 6, 1997 by and between APPALACHIAN POWER COMPANY, a corporation organized under the laws of the Commonwealth of Virginia (hereinafter some-times referred to as "Operating Company") and AEP ENERGY SERVICES, INC. (formerly AEP Energy Solutions, Inc.), a corporation organized under the laws of the State of Ohio (hereinafter sometimes referred to as "Client Company").

                      W I T N E S S E T H :
     WHEREAS, both the Operating Company and the Client Company are associate companies in the American Electric Power System (herein-after called the "System"), which is comprised of American Electric Power Company, Inc. (hereinafter called "American") and its subsid-iary companies; and the Operating Company, which is a wholly-owned subsidiary of American, is an electric utility company within the meaning of Section 2(a)(3) of the Public Utility Holding Company Act of 1935 (hereinafter called the "1935 Act"), and maintains an organization of employees who are experienced in the problems and operations of public utilities and related businesses, together with appropriate facilities and equipment, and, in the course of its operations as an electric utility company, has acquired and will acquire certain properties and other resources; and
     WHEREAS, Client Company is authorized under the 1935 Act by order of the Securities and Exchange Commission dated September 13, 1996, to utilize those services, properties and resources of Operating Company, as well as those provided by other members of the American System, to broker and market energy commodities; and
     WHEREAS, economies and increased efficiencies will result from the performance by Operating Company of services for Client Company and the provision of certain property and resources to Client Company as herein provided; and
     WHEREAS, subject to the terms and conditions herein described, Operating Company is willing, upon request by Client Company, to render such services and provide such property and resources to Client Company at cost, determined in accordance with applicable rules, regulations and orders of the Commission under the 1935 Act;
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, the parties hereto hereby agree as follows:

            ARTICLE I.  AGREEMENT TO FURNISH SERVICES
     A. Upon its receipt of Client Company's work order or other request therefor, Operating Company will, if it has or can have available the personnel and resources needed to fill the work order or request, furnish to Client Company upon the terms and conditions hereinafter set forth services, for such periods and in such manner as Client Company may from time to time request (the "Services"); provided, however, that the determination of whether Operating Company has the available personnel and resources to perform in accordance with the work order or request will be entirely within the discretion of Operating Company, and Operating Company may at its option elect not to perform any requested Services, except that, once having agreed to perform pursuant to a work order or request, Operating Company cannot withdraw or depart from such per-formance without the consent of Client Company.
     B. The provision of Services by Operating Company pursuant to this Agreement shall in all cases and notwithstanding anything herein contained to the contrary be subject to any limitations contained in authorizations, rules or regulations of those govern-mental agencies, if any, having jurisdiction over Operating Company, Client Company, or such provision of Services.

               ARTICLE II.  PROVISION OF PERSONNEL
     When specifically requested by Client Company, Operating Company may loan its employees to Client Company. In that event, such loaned employees will be under the sole supervision and con-trol of Client Company for such period or periods of time as are necessary to complete the work to be performed by such employees. Such employees may be withdrawn by Operating Company from tasks assigned by Client Company only with the consent of Client Company, which consent will not be unreasonably withheld in the event of a demonstrable emergency requiring the use of such employees in another capacity for Operating Company. Client Company will be responsible for the actions and activities of such employees while engaged in the performance of the work to the same degree as though such persons were employees of Client Company; provided that such persons shall remain the employees of the Operating Company and nothing herein shall be construed as creating the employer-employee relationship between Client Company and such persons. Accordingly, as part of Services, Operating Company, during periods when such employees are loaned to Client Company, will continue to provide to such employees those same payroll, pension, savings, tax with-holding, unemployment, bookkeeping and other personnel support services then being utilized by Operating Company in connection with compensating and benefiting such employees.

         ARTICLE III.  COMPENSATION OF OPERATING COMPANY
     As compensation for services actually requested by Client Company and rendered to it by Operating Company, Client Company hereby agrees to pay to Operating Company the cost of such services computed in accordance with applicable rules and regulations (including Rules 90 and 91 under the 1935 Act) and accounting standards. As soon as practicable after the close of each month, Operating Company will issue to Client Company an invoice and detail of charges, and all amounts so billed shall be paid by Client Company within thirty days after receipt thereof. The cost of Services to be paid by Client Company shall include direct charges and Client Company's pro rata share of certain of Operating Company's costs, determined as set forth below:
     A. Direct Charges. To the extent that the costs incurred by Operating Company in connection with Services rendered by it to Client Company can be identified and related to a particular trans-action, direct charges will be made by Operating Company to Client Company.
     B. Prorated Charges. Such costs incurred by Operating Com-pany in connection with rendering Services to Client Company as cannot be identified and related to a particular transaction will be charged to Client Company in a fair and equitable manner.

                     ARTICLE IV.  WORK ORDERS
     The Services will be performed in accordance with work orders or requests issued or made by or on behalf of Client Company and accepted by Operating Company, and all services will be assigned an applicable work order number to enable specific work to be properly allocated by project or other appropriate basis. Work orders shall be as specific as practicable in defining the Services requested to be performed. Client Company shall have the right from time to time to amend, alter or rescind any work order, provided that (i) any such amendment or alteration which results in a material change in the scope of the work to be performed or equipment to be pro-vided is agreed to by Operating Company; (ii) the costs for the Services covered by the work order will include any expense incurred by Operating Company as a direct result of such amendment, alteration or rescission of the work order; and (iii) no amendment, alteration or rescission of a work order will release Client Com-pany from liability for all costs already incurred or contracted for by Operating Company pursuant to the work order, regardless of whether the work associated with such costs has been completed.

     ARTICLE V.  LIMITATION OF LIABILITY AND INDEMNIFICATION
     A. In performing the Services hereunder (except to the extent such services are being performed by employees loaned to and under the supervision of Client Company), Operating Company will exercise due care to assure that the Services are performed in a workmanlike manner, meet the standards and specifications set forth in the applicable work order or request with respect to such ser-vices, and comply with applicable standards of law and regulation. However, failure to meet these obligations shall in no event sub-ject Operating Company to any claims or liabilities other than to reperform the Services at cost so that they fully comply with the work order, request or standard, as the case may be. Operating Company makes no other warranty with respect to its performance of the Services, and Client Company agrees to accept such Services without further warranty of any nature. The Client Company shall indemnify and agree to save harmless and defend Operating Company from the payment of any sum or sums of money on account of, or re-sulting from, claims or suits growing out of (i) injuries to or the death of any person, (ii) damage to or loss of any property, and/or
(iii) other damages in any way attributable to or arising out of the performance of any Service, whether or not the same results or allegedly results from the claimed or actual negligence or breach of warranty of, or wilful conduct by, Client Company or of its employees, agents or subcontractors or any combination thereof. Further, Client Company shall indemnify and agree to save harmless and defend Operating Company (a) from any and all liens, garnish-ments, attachments, claims, suits, costs, attorneys' fees, cost of investigation and of defense resulting from, incurred in connection with, or relating to any such claims; (b) from the payment of any such sum or sums of money; and (c) from the payment of any penal-ties, fines, damages, suits or claims (and any liens or attachments asserted in connection therewith) arising out of (i) any alleged or actual violation of law, court order, or governmental agency rule or regulation committed by or existing with respect to Client Com-pany or its employees, agents or subcontractors (except Operating Company when not performing Services hereunder); (ii) any alleged or actual breaches of contract by Client Company; (iii) any claims made by or on account of any employee, agent or subcontractor (ex-cept Operating Company when not performing Services hereunder or an employee or agent of Operating Company where such claim does not arise specifically in connection with the performance of Services hereunder) of Client Company; or for (iv) services or labor per-formed, materials, provisions or supplies furnished or board of men which have been purchased or allegedly contracted for by or on be half of the Client Company, its employees, agents or subcontractors (except Operating Company when not performing services hereunder).
     B. The Operating Company shall within five business days after it receives notice of any claims, action, damages or liabil-ity against which it will expect to be indemnified pursuant to
Article V(A), notify Client Company of such claims, actions, damages or liabilities. Thereafter, Client Company may at its own expense, upon notice to Operating Company, defend or participate in the defense of such action or claim or any negotiation for settle-ment of such action or claim, provided that unless Client Company proceeds promptly and in good faith to pay or defend such action or claim, then Operating Company shall have the right (but not the obligation), in good faith, upon ten days' notice to Client Com-pany, to pay, settle, compromise or proceed to defend any such action or claim without the further participation by Client Company. Client Company will immediately pay (or reimburse Operating Company, as the case may be) any payments, settlements, compromises, judgments, costs or expenses made or incurred by Oper-ating Company in or resulting from the pursuit by Operating Company of such right. If any judgment is rendered against Operating Company in any action defended by Client Company or from which Operating Company is otherwise entitled to indemnification under
Article V(A), or any lien attached to the assets of Operating Company in connection therewith, Client Company immediately upon such entry or attachment shall pay the judgment in full or dis charge any such lien unless, at its expense and direction, appeal shall be taken under which the execution of the judgment or satis-faction of the lien is stayed. If and when a final and unappeal-able judgment is rendered against Operating Company in any such action, Client Company shall forthwith pay such judgment or dis-charge such lien prior to the time that Operating Company would be legally held to do so.
     C. Client Company shall maintain at all times adequate levels of insurance to discharge financially its obligations under this Article V.

                    ARTICLE VI.  MISCELLANEOUS
     This Agreement shall be binding upon the successors and assigns of the parties hereto, provided that Operating Company shall not be entitled to assign or subcontract out any of its obli-gations under this Agreement or under any purchase order or work order issued hereunder without the prior written approval of Client Company. This Agreement may not be modified or amended in any respect except in writing executed by the parties hereto. This Agreement shall be construed and enforced under and in accordance with the laws of the State of Ohio. This Agreement may be executed in counterparts, each one of which when fully executed shall be deemed to have the same dignity, force and effect as if the origi-nal. No provision of this Agreement shall be deemed waived nor breach of this Agreement consented to unless waiver or consent is set forth in writing and executed by the party hereto making such waiver or consent.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   APPALACHIAN POWER COMPANY



                                   By:
                                            G. P. Maloney
                                           Vice President



                                   AEP ENERGY SERVICES, INC.



                                   By:
                                            G. P. Maloney
                                           Vice President